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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	000-51389

RODINIA MINERALS INC.

(Exact name of registrant as specified in its charter)

Suite 600, 595 Howe Street,
Vancouver, British Colombia, V6C 2T5
(604)-662-3903
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

Item 1.  Exchange Act Reporting History

Rodinia Minerals Inc. (the “Company”) filed its registration statement on Form 20-F on June 28, 2005 and incurred the duty to file reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”) on September 22, 2006.

The Company has filed and submitted all reports required under Sections 13(a) or 15(d) of the Exchange Act and the corresponding rules of the Securities and Exchange Commission (“SEC”) for the 12 months preceding the filing of this Form 15F, including the Annual Report on Form 20-F for the fiscal year ending December 31, 2006.

Item 2.  Recent United States Market Activity

The Company has not conducted any registered offerings of securities under the Securities Act of 1933, as amended (the “Securities Act”).

Item 3.  Foreign Listing and Primary Trading Market

Since August 13, 2003, the Company’s Common Stock has been listed on the TSX-Venture Exchange, which constitutes the primary trading market of the Company’s securities.  The Company has maintained its listing of its Common Stock on the TSX Venture Exchange for at least 12 months preceding the filing of the Form 15F.  All of the Company’s trading of its Common Stock occurs on the TSX-Venture Exchange.

Item 4.  Comparative Trading Volume Data

The 12-month period relied upon commenced on May 1, 2007 and includes April 30, 2008 as the last day (the “12-month period”).  For the 12-month period, the average daily trading volume of the Company’s Common Stock was 27,764 shares on a worldwide basis.  The Company’s Common Stock is only traded on the TSX Venture Exchange.  The Company’s Common Stock has never been publicly traded in the United States on a national securities exchange or inter dealer quotation system.  Accordingly, for the 12-month period the average daily trading volume of the Company’s Common Stock in the United States was 0% of the average daily trading volume on a worldwide basis.  The Company used the TSX Venture Exchange, Daily Trading History Summary to determine the trading volume information.  The Company has never delisted the Common Stock from a national securities exchange or inter-dealer quotation system in the United States.  The Company has never established and terminated a sponsored American depository receipt facility resending its Common Stock.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

On June 26, 2008 the Company published notice as required by Rule 12h-6(h) under the Exchange Act disclosing, among other things, its intent to terminate its reporting obligations under Section 12(b) and 15(d) of the Exchange Act.  On the same date, the Company submitted to the SEC a copy of such notice under cover of as Form 6-K.  The Company used various international news wire services, including Marketwire, to disseminate such notice in the Unites States.

Item 8.  Prior Form 15 Filers

Not applicable.

PART II

Item 9.  Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)1(iii) on the System for Electronic Document Analysis and Retrieval (SEDAR) as its website: http://www.sedar.com.

PART III

Item 10.  Exhibits

99.1 See attached press release dated June 26, 2008.

Item 11.  Undertakings

The undersigned hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)           The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)           Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)           It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Rodinia Minerals Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Rodinia Minerals Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

RODINIA MINERALS INC.

June 26, 2008	By:	/s/ Donald Morrison
Donald Morrison
President

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